Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE Critical Asset Monitoring Solution Now Available in AWS Marketplace

Launch simplifies procurement and deployment of solution for real-time asset tracking and condition monitoring of in-transit goods globally

ATLANTA – April 15, 2021 –KORE, a global leader in Internet of Things (“IoT”) solutions and worldwide Connectivity-as-a-Service (CaaS), today announced the availability of Critical Asset Monitoring in AWS Marketplace. Critical Asset Monitoring (CAM), powered by Visilion, is a comprehensive solution that enables businesses to visualize and mitigate the risks associated with global, multi-modal supply chain operations.

AWS Marketplace is a digital catalog with thousands of software listings from ISVs that makes it easy to find, test, buy, and deploy software and services that run on Amazon Web Services (AWS). The ability to procure CAM through AWS Marketplace makes it easier than ever for manufacturers, freight forwarders, and logistics organizations to mitigate risks, ensure quality, and certify chain of custody.

“The complexity of deploying IoT solutions has held businesses back for far too long, and this includes monitoring mission-critical assets across supply chains and cold chains the world over,” said Romil Bahl, President and CEO of KORE. “We are committed to driving innovation for our customers and launching the CAM solution in the AWS Marketplace is another way we simplify the process of IoT adoption and deployment.”

The CAM solution includes advanced tracking devices with sensors and cellular communications, cloud analytics, and reporting tools as a service. Users have visibility into the conditions of the asset in transit and are immediately notified of events that can jeopardize the quality, integrity, and security of the product, such as route anomalies, temperature deviation, shock, and tilt.

KORE offers a three-month starter pack for new customers interested in trying Critical Asset Monitoring. To learn more, please visit: https://aws.amazon.com/marketplace

KORE recently announced that it has entered into a definitive merger agreement with Cerberus Telecom Acquisition Corp. (NYSE: CTAC.U, CTAC, CTAC WS), a special purpose acquisition company affiliated with Cerberus Capital Management, L.P. Upon completion of the transaction, which is expected in mid-2021, the combined company expects to be listed on the New York Stock Exchange under the ticker symbol KORE.

About KORE

KORE Wireless Group (“KORE”) is a pioneer, leader, and trusted advisor delivering mission-critical IoT solutions and services. We empower organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. Our deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility accelerate and materially impact our customers’ business outcomes. For more information, visit www.korewireless.com.

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Contacts

Media:

Jean Creech Avent

Vice President, Investor and Public Relations

KORE

jcreechavent@korewireless.com

+1-843-986-8229

Investors:

Matt Glover and Cody Slach

Gateway Group, Inc.

KORE@gatewayir.com

+1-949-574-3860

Important Information and Where to Find It

This press release references proposed merger transaction announced previously involving Cerberus Telecom Acquisition Corp. and KORE. CTAC and Pubco filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of the KORE’s business and the timing of expected business milestones; changes in the assumptions underlying the KORE’s expectations regarding its future business; the effects of competition on the KORE’s future business; and the outcome of judicial proceedings to which the KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the KORE presently does not know or that the KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect the KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE anticipates that subsequent events and developments will cause these assessments to change. However, while KORE may elect to update these forward-looking statements at some point in the future, KORE specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.